UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

Unit 1904, 19/F., Podium Plaza, 5 Hanoi Road

Tsim Sha Tsui, Kowloon Hong Kong

Tel: +852 98232486

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3 E Network Technology Group Ltd Signed a Non-Binding Memorandum of Understanding with Orka Technologies Oy to Jointly Develop and Construct Data Center in Finland

On May 3, 2025, 3 E Network Technology Group Ltd signed a non-binding Memorandum of Understanding (“MoU”) with Orka Technologies Oy, a company incorporated and existing under the laws of Finland to jointly develop and construct a data center located in Finland.

The descriptions of the MoU herein are qualified in its entirety by reference to the MoU, which is furnished with the SEC as Exhibit 99.1 to this current report on Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description
99.1	Memorandum of Understanding dated May 3, 2025, by and between 3 E Network Technology Group Ltd and Orka Technologies Oy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: May 5, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Co-Chief Executive Officer

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